Home Solutions of America, Inc.

1500 Dragon Street, Suite B

Dallas, Texas 75207

Tel: (214) 623-8446

January 4, 2006

U.S. Securities and Exchange Commission                                                                      VIA EDGAR
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn:     1933 Act Filing Desk

RE:       Acceleration Request
                      Home Solutions of America, Inc. -
                      First Amendment to Form S-3 filed January 4, 2006 (File No. 333-130317)

Ladies and Gentlemen:

Home Solutions of America, Inc. (the "Company"), as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington, D.C. time, on Friday, January 6, 2006, or as soon thereafter as is practicable.  Please advise our corporate counsel, Melissa H. Youngblood at (214) 922-4174, of any questions.

            In connection with the foregoing request, the Company acknowledges and agrees that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HOME SOLUTIONS OF AMERICA, INC.

By:         /s/ Rick O'Brien
               Rick O' Brien, Chief Financial Officer

cc:        Ms. Jennifer Gowetski (SEC)
                        Via Fax (202-772-9209)